Exhibit 99.61

GRANDE WEST ENTERS DISTRIBUTION AGREEMENT WITH KONTROL ENERGY TO OFFER BIOCLOUD TECHNOLOGY COVID-19 DETECTION SYSTEMS IN VICINITY BUSES

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTCQX: GWTNF) (FRA: 6LG) – December 15, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, is pleased to announce that it has entered into a distribution agreement with Kontrol Energy Corp (CSE: KNR) (OTCQB: KNRLF) (FSE:1K8) to offer BioCloud technology solutions in its Vicinity line of buses.

“We are pleased to enter into this agreement with Grande West as we continue to target the important sector of ground transportation with an established and successful bus OEM. We are excited to be working with another disruptive Canadian company, focusing on a transit solution that will make buses safer and reduce risk of potential viral spread for the riders,” stated Paul Ghezzi, CEO Kontrol Energy. “We anticipate that this additional partnership will add another channel for incremental sales as the need for safe detection of airborne viruses in public spaces grows.”

Under the terms of the non-exclusive distribution agreement, Grande West will offer the BioCloud solution as an option in its Vicinity LightningTM , Vicinity LT and Vicinity heavy duty bus specifications. The Company’s existing customers will be notified of the option to retrofit the BioCloud devices into existing fleets across Canada. United States customers will be serviced by working with Kontrol Energy’s exclusive distributor, United Safety and Survivability Corporation. Pricing will not be disclosed for industry competitive purposes.

William Trainer, President & CEO of Grande West stated, “Grande West is proud to be partnering with Kontrol in working towards making our Vicinity buses safer for all of our end users. The Company is expanding its product lines into Electric Vehicles and lighter duty models and ramping up its U.S. sales and expects significant growth in the coming years. We will do everything we can to offer the safest and most effective transit solutions to our customers.”

As an initial step, Grande West is ordering two of the BioCloud units for its offices and operations headquarters in Aldergrove to improve the safety considerations of its employees.

About BioCloud

BioCloud is a real-time analyzer designed to detect airborne viruses. It has been designed to operate as a safe space technology by sampling the air quality over time. With a proprietary detection chamber that can be replaced as needed, viruses are detected, and an alert system is created in the Cloud or over local intranet. BioCloud has been designed for spaces where individuals gather including classrooms, offices, retirement homes, hospitals, mass transportation and others.

Additional information about Kontrol BioCloud can be found on its website at www.kontrolbiocloud.com

BioCloud is an air quality technology and not a medical device. The Company is not making any express or implied claims that its product has the ability to eliminate, cure or contain the COVID 19 (or SARS-2 Coronavirus).

About Kontrol Energy

Kontrol Energy Corp., a Canadian public company, is a leader in smart buildings and cities through IoT, Cloud and SaaS technology. Kontrol Energy provides a combination of software, hardware, and service solutions to its customers to improve energy management, air quality and continuous emission monitoring.

Additional information about Kontrol Energy Corp. can be found on its website at www.kontrolenergy.com and by reviewing its profile on SEDAR at: www.sedar.com

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi purpose transit vehicles for public and commercial enterprises. Grande West utilizes world-class manufacturing partners to produce the Purpose-Built VicinityTM medium and heavy-duty buses available in electric, CNG, gas and clean diesel drive systems. The Vicinity LightningTM EV with an electric propulsion drive system is available for 2021 deliveries.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and with a strong distribution chain in the U.S., is actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

www.grandewest.com

www.vicinitybus.com

For investor relations, please contact:

Paradox Public Relations Inc.

Karl Mansour

Managing Director

Ph: (514) 341-0408 or 1-866-460-0408

IR@grandewest.com

Company contact:

Grande West Transportation

John LaGourgue

VP Corporate Development

Ph: 604-288-8043

IR@grandewest.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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